4705 S. Apopka Vineland Rd., Suite 210 Orlando, FL 32819 (855) 294-3800 www.apitech.com

April 4, 2014

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	API Technologies Corp.

Form 10-K for the fiscal year ended November 30, 2013

Filed February 12, 2014

File No. 001-35214

Dear Mr. Cascio:

We respectfully submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to API Technologies Corp. (“we” or the “Company”) dated March 14, 2014. In this response, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended November 30, 2013

Item 7. Management’s Discussion of Financial Condition and Results of Operations, page 38

Goodwill and Intangible Assets, page 62

1.	You disclose that you performed interim goodwill impairment testing for the SSC segment in both April and July 2013. We note that in both instances you disclose that the testing revealed that the carrying value of the assets exceeded fair value, but that no impairment had occurred. Tell us how you determined that there was no impairment of goodwill if the carrying amount of the net assets of the reporting unit exceeded its fair value.

Response:

With respect to the Company’s goodwill impairment analysis, discussed on pages 62 and 63 in Item 7, a drafting error was made where the words “carrying” and “fair” were incorrectly reversed when discussing the April and July impairment testing. Note 2 on page F-13 of our financial statements included in the Form 10-K correctly states the results of the April and July impairment testing, whereby we determined that the fair value exceeded the carrying value of the assets. We will ensure in future filings that the correct goodwill impairment testing wording is used.

Mr. Brian Cascio
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 4, 2014
Page 2

2.	In light of the material amount of goodwill attributed to the SSC segment, in future filings please disclose whether that segment is at risk of failing step one of the impairment testing model. In that case, please also disclose the margin, which maybe expressed as a percentage, by which fair value exceeds carrying amount of the reporting unit. Further, describe the key assumptions, the degree of uncertainty associated with the key assumptions and reasonably possible events or circumstances that could negatively impact the key assumptions.

Response:

We will ensure that following future impairment testing, our filings will disclose whether any segment is at risk of failing step one of the impairment testing model. If that is the case, we will also disclose the margin, expressed as a percentage, by which the fair value exceeds the carrying amount of the reporting unit. We will also describe the key assumptions, the degree of uncertainty associated with the key assumptions and reasonable possible events or circumstances that could negatively impact the key assumptions.

Item 8. Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

3.	Please tell us why you do not present goodwill impairment as a component of your operating expenses and explain why you believe classification below operating income (loss) is appropriate in GAAP. Refer to SAB Topic 5-P.

Response:

With respect to the Company’s goodwill impairment presentation in the financial statements, we considered the presentation, and believe it is consistent with ASC 350-20-45-2, which states that “the aggregate amount of goodwill impairment losses shall be presented as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless a goodwill impairment loss is associated with a discontinued operation.”

Accordingly, we presented $107.5 million of goodwill impairment as a separate line item in the income statement within Other expense, before the sub-total income from continuing operations.

We acknowledge the Staff’s comment with respect to SAB Topic 5-P and in future filings, including our fiscal 2014 Annual Report on Form 10-K, we will reclassify such goodwill impairment as operating expenses in arriving at Operating income (loss) in our Consolidated Statement of Operations and Comprehensive Income, and any future goodwill impairments similarly will be classified as operating expenses.

Mr. Brian Cascio
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 4, 2014
Page 3

Note 2. Summary of Significant Accounting Policies, page F-11

Inventories, page F-12

4.	You disclose that you perform inventory impairment testing on an annual basis. Tell us why that practice is appropriate in GAAP. Also, explain to us how you evaluate inventories for impairment at the end of each quarter. Please refer to FASB ASC 270-10-45-6.

Response:

Our disclosure should have noted that we perform inventory impairment testing on a quarterly basis, not an annual basis. Specifically, we perform quarterly assessment reviews with respect to slow moving and specifically identifiable obsolete inventory as required by FASB ASC 270-10-45-6, in order to make provisions for writedowns to market at interim dates, which is on the same basis we use at annual inventory testing. In addition, the effect of unplanned or unanticipated purchase price or volume variances will be reported at the end of each quarterly period, which is the same procedure used at the end of a fiscal year.

We will ensure that disclosures related to inventory impairment testing in future filings are appropriately presented and describe our quarterly testing.

5.	As a related matter, in future filings please clarify how your accounting for inventory impairment considers the guidance from SAB Topic 5-BB. Under the cited guidance, inventory impairment charges provided at the close of a fiscal period create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Response:

Following any inventory impairment provisions, we deem that a new cost basis has been created and subsequently will not be marked up in future periods based on changes in underlying facts and circumstances in accordance with SAB Topic 5-BB. We will ensure that disclosures in future filings related to inventory impairment provisions are enhanced and more descriptive with respect to this matter.

Mr. Brian Cascio
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 4, 2014
Page 4

Note 22. Segment Information, page F-45

6.	We see that in this footnote and elsewhere in your document you present three measures of segment earnings including, “Operating income before expenses below,” “Income (loss) from continuing operations,” and “Net income (loss)” for each segment. Please help us better understand your segment disclosures by responding to the following:

•	Tell us the measure of segment earnings that is reviewed by the chief operating decision maker. In this regard, please tell us where your disclosures describe that measure as required by FASB ASC 280-10-50-29.

Response:

In 2011, our chief operating decision maker (“CODM”) changed upon the hiring of our chief executive officer and, in connection with the acquisition of our subsidiary Spectrum Control, Inc., we entered into a credit agreement with Morgan Stanley Senior Funding, Inc., as agent, and other lenders. Under the credit agreement, as amended, we are required to maintain compliance with a consolidated total leverage ratio and a consolidated interest expense coverage ratio, both of which are calculated based on adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). With the change in our CODM and the monitoring of our covenants, which were negotiated using Adjusted EBITDA, Adjusted EBITDA became the primary operating metric used by our CODM to evaluate segment performance. Adjusted EBITDA is relevant to our CODM in order to make operating decisions, assess performance, allocate resources and track compliance with covenants associated with our long-term debt.

We have previously disclosed in our consolidated financial statements a table highlighting the measures of “Operating income before expenses below,” “Income (loss) from continuing operations,” and “Net income (loss)” with “Operating income before expenses below” being presented as the prominent measure of segment earnings. The various measures were a means to facilitate the reconciliation of certain required segment disclosures and segment net income and were not intended to reflect multiple measures of segment earnings. The table discloses the primary elements of Adjusted EBITDA, except for the add back of certain charges related to inventory and stock based compensation expenses and foreign exchange losses. For the periods disclosed, we do not believe the difference in the two measures “Operating income before expenses below” and Adjusted EBITDA would have resulted in a different assessment of segment operating performance and therefore do not believe it is material to the disclosure of our segment earnings.

Mr. Brian Cascio
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 4, 2014
Page 5

We acknowledge the Staff’s comment, and as required by ASC 280-10-50-29, we will disclose in future filings the explanation of the measure of segment earnings reviewed by our CODM, Adjusted EBITDA. In addition, we will reconcile Adjusted EBITDA to “income (loss) from continuing operations before taxes” at the consolidated level so as to present only one measure of segment earnings.

•	As you present more than one measure of segment earnings, tell us how your disclosures consider the guidance from FASB ASC 280-10-50-28 and FASB ASC 280-10-55-9 and -55-10.

Response:

The various measures were a means to facilitate the reconciliation of certain required segment disclosures and segment net income (loss) and not intended to reflect multiple measures of segment profit. We acknowledge the Staff’s comment and as stated above, we will ensure that disclosure in future filings will present one measure of earnings, namely Adjusted EBITDA reconciled to “income (loss) from continuing operations before taxes” on a consolidated basis, in accordance with FASB ASC 280-10-50-28.

•	Clarify why you believe it is appropriate in GAAP to present more than one measure of segment earnings for each segment. In that regard, also tell us how your disclosures consider the guidance from Compliance and Disclosure Interpretation 104.4.

Response:

As discussed above, the multiple measures were a means to facilitate the reconciliation of certain required segment disclosures and segment net income (loss) and not intended to reflect multiple measures of segment profit. We acknowledge the Staff’s comment and as explained above, in future filings we will clearly describe the measure of segment earnings (Adjusted EBITDA) that is used by our CODM.

Mr. Brian Cascio
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 4, 2014
Page 6

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance during the Staff’s review of this letter, please contact me at (951) 764-5443.

Sincerely,

API Technologies Corp.

/s/ Phil Rehkemper

Phil Rehkemper Executive Vice President and Chief Financial Officer

cc:	Kristin Lochhead

 Gary Todd